AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BUDDHA STEEL, INC.

FIRST. The name of this corporation shall be:

                  BUDDHA STEEL, INC.

SECOND.  Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808 and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD. The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The aggregate number of shares that the Corporation shall have the authority to issue is 110,000,000 shares of capital stock, of which 100,000,000 shares are Common Stock, $0.001 par value, per share (the “Common Stock”) and 10,000,000 shares of preferred stock, $0.001 par value, per share as blank check preferred stock, par value of $.001 per share, the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of which may be established from time to time by the Board of Directors of the Company without approval of the stockholders and which may be issued in one or more series (“Blank Check Preferred Stock”). Effective as of the date hereof the outstanding shares of common stock of the Corporation shall be combined on the basis that 186 of such shares of common stock shall become one (1) share of common stock without changing the par value of the shares of the Corporation (the “Reverse Split”); provided that no fractional shares of the Corporation shall be issued in connection with the Reverse Split and the number of shares to be received by a stockholder shall be rounded up to the nearest whole number of shares in the event that such stockholder would otherwise be entitled to receive a fractional share as a result of the Reverse Split.

FIFTH. The name and address of the incorporator is as follows:

Monica A. Rossi
Corporation Service Company
1013 Centre Road
Wilmington, DE  19805

SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws

SEVENTH.  No director shall be personally liable to the Corporation or its stockholders for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i.) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii.) for acts or omissions not in good faith or which involve  intentional  misconduct  or a knowing  violation of law, (iii.) pursuant to Section 174 of the Delaware General  Corporation Law or (iv.) for any  transaction  from  which the  director  derived  an  improper  personal benefit.  No amendment to or repeal of this Article Seventh shall apply to or have any affect on the liability or alleged liability  or any director or the Corporation for or with respect to any acts or  omissions of such director occurring prior to such amendment.

         IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed this 7th day of June, 2010.

By:	/s/ Hongzhong Li
Hongzhong Li, Chief Executive Officer